SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02116

DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com May 1, 2018

FIRM/AFFILIATE

OFFICES

–––––––––––

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

–––––––––––

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIA EDGAR

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Global Utility & Income Trust

(File Nos.: 333-223652; 811-21529)

Dear Mr. Orlic:

Thank you for your oral comments provided on April 17, 2018 regarding your review of the registration statement on Form N-2 filed on March 14, 2018 (the “Registration Statement”) by The Gabelli Global Utility & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “Commission”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file following your review of this letter, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

***

David Orlic

May 1, 2018

Prospectus Cover Page

1.	The cover page states that the Fund anticipates investing, under normal market conditions, at least 40% of the Fund’s assets in foreign securities. Please add disclosure clarifying how the Fund determines that an asset is a foreign security for purposes of this statement.

The Fund will add a definition of “foreign security” for this purpose, as set forth in Exhibit A, to the cover page and elsewhere in the prospectus where relevant.

Prospectus Summary

2.	Risk Factors and Special Considerations:

a.	Foreign Securities Risk: Please confirm whether the disclosure relating to the risks of investing in securities of companies in emerging markets from the Prospectus Summary is a principal risk of the Fund. If these are not principal risks of the Fund, please remove the disclosure from the Prospectus Summary and place such disclosure in the “Investment Objective and Policies—Additional Investment Policies” section of the Statement of Additional Information.

The Fund will remove the referenced disclosure from the Prospectus Summary and add it, as applicable, to the SAI.

b.	Non-Investment Grade Securities: The “Non-Investment Grade Securities” disclosure states that “[a]s part of its investment in lower grade securities, the Fund may invest in securities of issuers in default.” Please confirm whether the Fund invests in distressed securities (e.g., where the issuer is experiencing financial difficulties or distress at the time of acquisition). If the Fund does invest in distressed securities, please disclose the risks associated with investments in distressed securities.

The Fund confirms that it may invest in distressed securities. See “Investment Objective and Policies—Certain Investment Practices—Non-Investment Grade Securities” of the Prospectus. The Fund believes its risk disclosure under the “Investment Objective and Policies—Risk Factors and Special Considerations—Non-Investment Grade Securities” section of the Prospectus adequately sets forth the risks associated with investing in non-investment grade securities, which includes the risks associated with investing in distressed securities. The Fund will include this additional risk disclosure in the referenced section of the Prospectus Summary in response to this comment, which is reproduced below:

The Fund may purchase securities of companies that are experiencing significant financial or business difficulties,

David Orlic

May 1, 2018

including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant financial returns to the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investments in issuers experiencing significant business and financial difficulties is unusually high. There can be no assurance that the Fund will correctly evaluate the assets collateralizing its investments or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a portfolio investment, the Fund may lose all or part of its investment or may be required to accept collateral with a value less than the amount of the Fund’s initial investment.

c.	Derivative Transactions: The “Derivative Transactions” disclosure states that the Fund “may participate in certain derivative transactions.” Please list the types of derivatives in which the Fund may invest. In addition, please ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) (the “Barry Miller Letter”).

The Fund respectfully submits that the referenced disclosure in the Prospectus Summary is contained in risk disclosure and that it would be inappropriate to include disclosure about investment policies in risk disclosure. The Fund notes, however, that it will reorganize the disclosure in the Prospectus Summary to include a heading discussing Derivatives Transactions. The disclosure to be included in that heading is set forth in Exhibit B. In view of the Fund’s intended and historical use of derivatives transactions the Fund does not believe that any further discussion of derivatives transactions beyond that already included in the Prospectus Summary or set forth in Exhibit B is necessary, and believes the scope and location of its derivatives disclosure in the Registration Statement is consistent with the observations set forth in the Barry Miller Letter.

3.

The first paragraph under the “Management and Fees” heading contains the following disclosure: “The Fund’s total assets for purposes of calculating the level of the management fee will include assets attributable to any outstanding senior securities, such as preferred shares (including the aggregate liquidation preference of any preferred shares and accumulated dividends, if any) . . .”

David Orlic

May 1, 2018

(emphasis added). Please add disclosure explaining that the Fund’s total assets for purposes of calculating the level of the management fee also includes the assets from derivative transactions.

The Fund will add the requested disclosure.

4.	The “Repurchase of Common Shares” disclosure states that the “Board has authorized the Fund to consider the repurchase of its common shares in the open market when the common shares are trading at a discount of 10% or more from net asset value.” Please confirm supplementally whether there are any repurchase plans with respect to the Fund’s common shares and that the Fund will comply with Regulation M with respect to any “distribution” arising from an offering pursuant to the Registration Statement.

The Fund respectfully submits that while it has not repurchased its common shares during its last two fiscal years, or during the current fiscal year, the Fund is generally authorized to repurchase its common shares in the open market when the common shares are trading at a discount of 10% or more from net asset value, including during the effective period of the Registration Statement. The Fund supplementally notes that it will comply with Regulation M with respect to any “distribution” (as defined in Regulation M) arising from an offering pursuant to the Registration Statement.

Summary of Fund Expenses

5.	If the Fund anticipates issuing notes or subscription rights in the first year following effectiveness of the Registration Statement, please include an estimate of the offering expenses of such offerings or add disclosure that the Fund has no current intention of issuing notes or subscription rights in the first year following effectiveness of the Registration Statement.

The Fund has informed us that it may issue subscription rights, but not notes, in the first year following effectiveness of the Registration Statement. The Fund will therefore add the following statement in a footnote to the Summary of Fund Expenses: “The Fund has no current intention of borrowing from a lender or issuing notes during the one year following the date of this Prospectus.” With respect to the offering costs associated with subscription rights, these costs are included within the existing estimates related to common and preferred share offerings.

6.	With respect to the total expenses incurred examples, the Commission notes that it calculated slightly higher amounts for both examples. For the first table, the Commission calculated the expense example for the 1-, 3-, 5- and 10-year periods as $63, $135, $209 and $403. Please revise the expense examples or explain why the Fund believes its calculations are correct.

David Orlic

May 1, 2018

The Fund respectfully submits that the differences between the Fund’s and the Commission’s calculations are attributable to decimal rounding. Specifically, the Fund used a sales load of 2.383% in the expense examples, which the Fund calculated as follows:

•	Initial Offering Cost of $1,279,000 ÷ Net Assets Attributable to Common Shares of $192,228,874 = 0.6654%

•	0.6654% + Sales Load of 1.72% = Sales Load of 2.382%

The Fund believes these differences are immaterial and therefore respectfully declines to make any changes in response to this comment.

Financial Highlights

7.	Please advise whether the Fund will present the Senior Securities table required by Item 4(3) of Form N-2. If not, please explain why.

The Fund respectfully submits that the required table is included under the heading “Cumulative Preferred Shares” in the Financial Highlights. The Fund notes that it did not have outstanding senior securities prior to its 2013 fiscal year.

Prospectus

8.	Investment Objectives and Policies—Certain Investment Practices:

a.	Foreign Securities: In the second sentence under the “Foreign Securities” heading, the disclosure states that the “Fund expects to generally be invested in securities of issuers located in at least three countries, including the United States and possibly including developing countries” (emphasis added). Consistent with Comment #2.a., please remove the disclosures relating to investing in the securities of companies in emerging markets from the Prospectus if this is not a principal investment strategy of the Fund and include this disclosure, and any applicable risk disclosures, in the “Investment Objective and Policies—Additional Investment Policies” section of the Statement of Additional Information.

The Fund will make the requested changes.

b.	Foreign Securities: The third paragraph under the “Foreign Securities” heading provides a list of considerations associated with investing in foreign securities. Please include the following as a consideration: the difficulty in obtaining or enforcing a court judgment abroad.

The Fund will add the requested disclosure.

David Orlic

May 1, 2018

c.	Forward Foreign Currency Exchange Contracts: The third paragraph under the “Forward Foreign Currency Exchange Contracts” heading states: “In the case of futures and forward contracts, for example, that are not required as a result of one or more contractual arrangements to settle for cash only in an amount equal to the change in value of the contract over its term but rather may settle through physical delivery or in the notional amount, the Fund must segregate liquid assets equal to such contract’s full notional value while it has an open long position, or is equal to the market value of the contract in the case of an open short position” (emphasis added). Please add disclosure explaining the meaning of “full notional value” regarding the segregation of assets with respect to investments in long futures contracts.

The Fund will add the following disclosure to the referenced section:

For this purpose, the “full notional value” of the contract means the purchase price for the assets underlying the contract (i.e., in the case of a forward currency contract, the aggregate amount one would pay for the underlying currency).

d.	Leveraging: The second sentence under the “Leveraging” heading states that the “issuance of senior securities would leverage the common shares.” Please revise the disclosure to reflect that the Fund’s participation in certain derivative transactions may also leverage the common shares.

The Fund will add the following disclosure (changes bolded and underlined) in response to this comment:

The issuance of senior securities would leverage the common shares. The Fund’s participation in certain derivative transactions that have economic leverage embedded in them, as described below, may also leverage the common shares. Although the timing and other terms of the offering of senior securities and the terms of the senior securities would be determined by the Fund’s Board, the Fund expects to primarily invest the proceeds of any senior securities offering in dividend paying or income producing equity or debt securities.

9.	Under “The Investment Adviser” heading, please include a statement that a discussion regarding the Board’s basis for approving the Investment Advisory Agreement is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant report (see Item 9(1)(b)(4) of Form N-2).

The Fund will add the disclosure set forth in Exhibit C in response to this comment.

David Orlic

May 1, 2018

10.	Under the “Anti-Takeover Provisions of the Fund’s Governing Documents,” please provide the Board’s rationale for adopting these anti-takeover provisions.

The Fund will add the disclosure set forth in Exhibit D (changes bolded and underlined) in response to this comment.

Form of Prospectus Supplement

11.	Please confirm supplementally whether these offerings will be subject to the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The Fund confirms that it will comply with FINRA rules and regulations, to the extent such rules and regulations are applicable, with respect to any underwritten offerings in connection with this Registration Statement.

12.	On page P-4, “Price Range of Common Shares,” please add data through the most recent fiscal quarter.

The Fund will add the requested data.

13.	Please explain supplementally how the Fund’s oversubscription privilege would work.

With respect to any rights offering conducted pursuant to the Registration Statement, the Fund does not expect that all of its shareholders will fully exercise the rights issued to them. This is called the “primary subscription” – in other words, in an ordinary 3-for-1 below NAV transferable rights offering a common shareholder owning 300 shares would get 300 rights entitling the shareholder to subscribe for 100 additional shares.

If a shareholder fully exercises his or her primary subscription, the oversubscription privilege entitles such individual to subscribe for additional shares unclaimed by other holders of rights in the offering at the same subscription price per share. If more shares are subscribed for in the oversubscription than are available, oversubscriptions are filled on a pro rata basis, usually based on the size of the shareholder’s record date holdings.

Payments in respect of the oversubscription privilege are due at the time payment is made for the primary subscription. Any excess payments are returned, without interest or deduction, promptly after the expiration date of the applicable rights offering.

Statement of Additional Information

14.	Investment Restrictions:

David Orlic

May 1, 2018

a.	The sixth sentence in the third paragraph under the “Investment Restrictions” heading states: “In accordance with SEC staff guidance and interpretations, when the Fund engages in such transactions, the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC)” (emphasis added). Please add disclosure explaining that for reverse repurchase agreements, the Fund will segregate the full amount of the Fund’s actual or potential cash payment obligations at settlement, which is established when the Fund enters into the senior security transaction (i.e., not on a mark-to-market basis).

The Fund will add the disclosure set forth in Exhibit E (changes bolded and underlined) in response to this comment.

b.	The eighth sentence in the third paragraph under the “Investment Restrictions” heading states: “Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy.” Please provide the legal basis for this statement.

The policy to which this statement relates says: “The Fund may not: . . . (5) borrow money, except to the extent permitted by applicable law.”

Short-term credits necessary to settle securities transactions within the ordinary settlement cycle have long not been considered borrowings. This is reflected in the text of the 1940 Act itself in section 12(a)(1), which provides that “short-term credits as are necessary for the clearance of transactions” would not fall within the concept of purchasing securities on margin. Moreover, any such short-term credits are analogous to temporary borrowings, which are excluded from the definition of “senior securities” under section 18(g) of the 1940 Act, and such short-term credits do not give rise to the risks of leveraging or contain other speculative characteristics discussed by the Commission in Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979) (“Release 10666”).[1]

The Fund will revise this statement to remove the reference to securities lending and will clarify that it may engage in securities lending pursuant to the Fund’s policies, to the extent permitted by applicable law, as set forth in Exhibit F (changes bolded, underlined, and/or shown as strike-through text).

[1]	See Release 10666 at n.11.

David Orlic

May 1, 2018

Exhibits

15.	Please revise that the powers of attorney filed as Exhibit 99(s) to the Registration Statement so that it meets the requirement of Rule 483(b) under the Securities Act of 1933, as amended (the “1933 Act”), that the power of attorney relate to a specific filing.

The Fund respectfully declines to make the requested revision. The Fund believes that the Powers of Attorney filed as Exhibit 99(s) specifically relate only to the Registration Statement and any amendments thereto, which is expressly permitted by Rule 483(b). The Fund intends to file new powers of attorney in connection with any new registration statement.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

David Orlic

May 1, 2018

Exhibit A

Foreign securities are securities of issuers based outside the United States. The Fund considers an issuer to be based outside of the United States if (1) it is organized under the laws of, or has a principal office located in, another country; (2) the principal trading market for its securities is in another country; or (3) it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country. The Fund may purchase sponsored American Depository Receipts (“ADRs”) or U.S. dollar denominated securities of foreign issuers, which will be considered foreign securities for purposes of the Fund’s investment policies.

David Orlic

May 1, 2018

Exhibit B

The Fund may enter into derivatives transactions or engage in investment management techniques that have leverage embedded in them, which will not be considered senior securities if the Fund establishes a segregated account with cash or other liquid assets, sets aside assets on its accounting records equal to the Fund’s obligations in respect of such transactions or techniques or enters into an offsetting position. See “Investment Objective and Policies—Certain Investment Practices” in the Prospectus and “Investment Objective and Policies—Additional Investment Policies” in the Statement of Additional Information. Such transactions entail certain execution, market, liquidity, counterparty, correlation, volatility, hedging, and tax risks. See “Risk Factors and Special Considerations—Special Risks Related to Investment in Derivatives” in the Prospectus.

David Orlic

May 1, 2018

Exhibit C

A discussion regarding the basis for the Fund’s Board approval of the Investment Advisory Agreement with the Investment Adviser is available in the Fund’s semi-annual report for the period ended June 30, 2017.

David Orlic

May 1, 2018

Exhibit D

The provisions of the Governing Documents described above could have the effect of depriving the owners of shares in the Fund of opportunities to sell their shares at a premium over prevailing market prices, by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a principal shareholder. The Board adopted these provisions in order to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the Board. The Board believes the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

David Orlic

May 1, 2018

Exhibit E

In accordance with SEC staff guidance and interpretations, when the Fund engages in such transactions, other than reverse repurchase agreements, the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC). For reverse repurchase agreements, the Fund will segregate the full amount of the Fund’s actual or potential cash payment obligations at settlement.

David Orlic

May 1, 2018

Exhibit F

The investment restriction in (5) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act, ~~and~~ to permit the Fund to segregate or earmark liquid assets or enter into offsetting positions in accordance with SEC staff guidance and interpretations and to permit the Fund to engage in securities lending in accordance with SEC staff guidance and interpretations. Short-term credits necessary for the settlement of securities transactions ~~and arrangements with respect to securities lending~~ will not be considered to be borrowings under the policy.